Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Webster Financial Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Webster Financial Corporation related to the registration of shares for the Webster Financial Corporation Executive Stock Purchase Plan (the “Registration Statement”) of our reports dated February 27, 2009, with respect to (i) the consolidated financial statements of Webster Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008 and (ii) the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Webster Financial Corporation, incorporated by reference in the Registration Statement.

/s/ KPMG LLP

Hartford, Connecticut

August 25, 2009